Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262574

Prospectus Supplement No. 1

(To Prospectus dated February 14, 2022)

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

86,631,958 Shares of Common Stock

10,350,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement no. 1 (this “Prospectus Supplement”) updates, amends and supplements the prospectus dated February 14, 2022 (as amended or supplemented from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-262574). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “GRNA” and the Public Warrants are listed on Nasdaq under the symbol “GRNAW”. On February 15, 2022, the closing sale price of our Common Stock as reported on Nasdaq was $8.36 per share, and the closing sale price of our Public Warrants as reported on Nasdaq was $0.52 per warrant.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 17, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2022

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

(Exact name of registrant as specified in its charter)

Delaware	001-39894	85-1914700
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Boston Avenue

Suite 3100

Medford, MA 02155

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (617) 616-8188

Environmental Impact Acquisition Corp.

535 Madison Avenue

New York, NY 10022

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GRNA	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Common Stock for $11.50 per share	GRNAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On March 11, 2022, GreenLight Biosciences, Inc. (“GreenLight”), a wholly owned subsidiary of GreenLight Biosciences Holdings, PBC (the “Company”), entered into a License Agreement (the “License Agreement”) dated as of March 10, 2022 with Serum Institute of India Private Limited (“SIIPL”), pursuant to which GreenLight granted SIIPL an exclusive, sub-licensable, royalty-bearing license to use GreenLight’s proprietary technology platform to develop, manufacture and commercialize up to three mRNA products in all territories other than the United States, the 27 member states of the European Union, the United Kingdom, Australia, Japan, New Zealand, Canada, South Korea, China, Hong Kong, Macau, and Taiwan (the “SIIPL Territory”). The first licensed product target will be a shingles product, and SIIPL has an option to add up to two additional product targets through the end of 2024.

Pursuant to the License Agreement, SIIPL will pay GreenLight an upfront license fee of $5.0 million, as well as payments upon target selection and reservation of exclusivity. In addition, GreenLight may receive up to a total of an additional $22 million in milestone payments across all three product targets, as well as manufacturing technology transfer payments. SIIPL shall pay royalty payments on the sale of products resulting from the licensed technology for the term of the License Agreement. The License Agreement shall terminate on a product-by-product and country-by-country basis on the later of the expiration of the patent rights owned by GreenLight or the tenth anniversary of the first commercial sale of the applicable product(s) in the applicable country.

SIIPL is responsible for the development, formulation, filling and finishing, registration and commercialization of the products in the SIIPL Territory, subject to oversight from a joint steering committee composed of representatives of the Company and SIIPL. SIIPL will use commercially reasonable efforts to develop and obtain regulatory approval for the products in the countries in the SIIPL Territory. The License Agreement includes terms customary in the industry for provisions related to sublicensing, intellectual property, and termination, and customary representations and warranties of GreenLight and SIIPL, along with certain customary covenants, including confidentiality, limitation of liability and indemnity provisions.

The foregoing description of the License Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which will be filed with the Securities and Exchange Commission as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

By:	/s/ David Kennedy
Name:	David Kennedy
Title:	General Counsel

Date: March 17, 2022